Accend Media
                  8275 S. Eastern Avenue, Suite 200-306
                          Las Vegas, NV  89123
                         Phone:  (702) 332-9888

May 31, 2011

Via EDGAR and Overnight Mail
----------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ajay Koduri, Staff Attorney
            Fax Number: 703.813.6986

       Re:  Accend Media
            Registration Statement on Form S-1, as amended by Amendment No. 2
            Filed May 23, 2011
            File No. 333-173814

Dear Mr. Koduri:

On behalf of Accend Media (the "Company"), this letter responds to your May 25, 2011 comment letter, concerning our above referenced filings.
We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. We are sending you a marked copy of our revisions to the Registration Statement with the EDGAR correspondence and via overnight mail. The responses to the comments are numbered to relate to the corresponding comments in your letter.


General
-------

1. We note your response to comment two from our letter dated May 19, 2011; however, the registration statement states in many places, such as the prospectus cover page, that the offering price will be $0.01 for the "entire duration of the offering, or until our shares are quoted on the OTCBB and thereafter at prevailing market prices." Because the offering of shell company shares is deemed to be on behalf of the company, the offering must be at a fixed price for the duration of the offering.

Response: We have revised the document to state the offering is at a fixed price for the duration of the offering.




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Risk Factors, page 7
--------------------

Rule 144 Safe Harbor Is Unavailable .... , page 11
--------------------------------------------------

2. We note your statement that you will publish information necessary to permit transfers of shares in accordance with Rule 144 inasmuch that you have filed the current registration statement. Revise to state clearly that paragraph (i) of Rule 144 will not be available until you cease being a shell company for at least one year even if you are current in your reporting obligations prior to that time. Also, delete the reference to JA Energy under this risk factor.

Response: We have revised the registration statement to state clearly that paragraph (i) of Rule 144 will not be available until we cease being a shell company for at least one year even if we are current in our reporting obligations prior to that time.


Shares Eligible for Future Sale, page 23
----------------------------------------

3. We note your disclosure that shares of your common stock may be resold without restriction or further registration except for shares purchased by affiliates. However, because you are shell company, your shares may be resold only through registration, meeting the safe harbor provisions of paragraph (i) of Rule 144, or in reliance upon Section 4(1) of the Securities Act of 1933 for non-affiliates. Revise accordingly. We note you have this disclosure on page 11.

Response: We have revised the disclosure on pages 11 and 23 that our shares may be resold only through registration, meeting the safe harbor provisions of paragraph (i) of Rule 144, or in reliance upon Section 4(1) of the Securities Act of 1933 for non-affiliates.


Exhibits
--------

4. We note your response to comment nine from our letter dated May 19, 2011. Your opinion states "The issue and sale of the Company Shares to be sold pursuant to the terms of the Registration Statement as filed with the U. S. Securities and Exchange Commission have been duly authorized and, upon the sale thereof in accordance with the terms and conditions of the Registration Statement be validly issued, fully paid and non-assessable." File a legal opinion that the securities issued to the selling shareholders have been validly issued and are fully paid and non-assessable.

Response: We have asked our corporate counsel to revise his legal opinion accordingly. The updated legal opinion is has been included in the amended registration statement.

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Mr. Koduri, we hope our responses satisfactorily address your comments.
Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions with respect to the foregoing, please contact, Thomas C. Cook, Esq. our corporate counsel at: (702) 221-1952.

Respectfully submitted,

Accend Media


By:  /s/  Scott Gerardi
---------------------------------
          Scott Gerardi
          Chief Executive Office


cc:  Thomas C. Cook, Esq.



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